Return of Capital

    The Fund adjusts the classification of distributions to shareholders to reflect the difference between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended August 31, 1998, amounts have been reclassified to reflect a decrease in undistributed net investment income of $558,919, an increase in accumulated net realized loss on investments of $957,499, and an increase in paid-in capital of $1,516,418.